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EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)                                     Sprint Corporation

                                                             Quarters Ended                   Year-to-Date
                                                              September 30,                  September 30,
                                                     ---------------------------------------------------------------
                                                           2000            1999            2000            1999
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                                                                               (millions)
Earnings
   Income (Loss) from continuing
     operations before income taxes                  $       35      $     (274)     $      (130)    $     (658)
   Capitalized interest                                     (47)            (35)            (130)           (93)
   Equity in net losses of less
     than 50% owned entities                                121              31              197             58
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Subtotal                                                    109            (278)             (63)          (693)
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Fixed charges
   Interest charges                                         280             236              847            693
   Interest factor of operating rents                        83              74              242            213
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Total fixed charges                                         363             310            1,089            906
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Earnings, as adjusted                                $      472      $       32      $     1,026     $      213
                                                     ---------------------------------------------------------------

Ratio of earnings to fixed charges(1)                      1.30              -                -              -
                                                     ---------------------------------------------------------------

    Note:  The ratio was completed by dividing fixed charges into the sum of earnings, after certain adjustments, and fixed charges.
           Earnings include income (loss) from continuing operations before income taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs and the interest component of operating rents.

      (1)Earnings, as adjusted, were inadequate to cover fixed charges by $63 million for the 2000 year-to-date period, $278 million in the 1999 third quarter and $693 million for the 1999 year-to-date period.

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